Cornerstone Ministries Investments, Inc.

2450 Atlanta Highway, Suite 904

Cumming, Georgia 30040

September 15, 2006

VIA FAX (202) 772-9210 AND EDGAR

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

ATTN:

    Mr. Jonathan Gottlieb

Re:

Cornerstone Ministries Investments, Inc. – Registration Statement on Form SB-2

SEC No. 333-131861

Dear Mr. Gottlieb:

Pursuant to Rule 461 under the Securities Act of 1933, Cornerstone Ministries Investments, Inc. hereby requests that the above referenced registration statement be declared effective at 5:30 p.m. EDT today, September 15, 2006, or as soon thereafter as practicable.  In connection with this request, the company acknowledges that:

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should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

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the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

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the company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your attention to this matter.

CORNERSTONE MINISTRIES INVESTMENTS, INC.

By:   /s/ John T. Ottinger, Jr.

John T. Ottinger, Jr.

Vice President, COO and CFO

cc:

Michael P. Marshall, Jr., Esq.